UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42544

Skycorp Solar Group Limited

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,
Ningbo City, Zhejiang Province, China 315048
+86 0574 87966876

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Chief Operating Officer

Skycorp Solar Group Limited (the “Company”) today announced that Gaokui Zhang has resigned from his position as the Chief Operating Officer of the Company due to health reasons, effective July 17, 2025. The resignation of Gaokui Zhang was not the result of any disagreement with the Company or any matter relating to business, finance, accounting and/or any other matters of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skycorp Solar Group Limited

Date: July 17, 2025	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

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